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                                                                EXHIBIT 99(b)(1)


AMERICAN CAPITAL GROUP

                                                       334 West 87th Street
                                                            Suite 6A
                                                        New York, NY 10024
                                                           212-787-2272


      December 19, 1996


      Mr. Michael Oberlander
      Chairman of the Board
      Spectex Industries, Inc.
      505 Carroll Street
      Brooklyn, New York 11215

      Dear Mr. Oberlander,

      You have requested that I conduct such investigation as I consider appropriate in order to render an opinion to the Board of Directors of Spectex as to the fairness of the cash payment of ten cents ($ 0.10) per share to the holders of approximately 9% of the outstanding shares of Spectex. You requested that in rendering my opinion I use and rely upon financial statements, information and documents furnished to me orally and in writing by Spectex, its affiliates, employees, independent auditors, and representatives without myself conducting an independent audit or investigation of these items. I have reviewed the Company's audited and unaudited financial statements prepared by the Company's regular certified public accountants and the company's filed statements with the SEC.

      I considered the following valuation approaches to determine the fairness of the price to be paid to the public shareholders: (1) current market price; (2) historic market prices; (3) going concern value; (4) book value; (5) liquidation value; and (6) the recent sale of a potential controlling block of Spectex shares.

      Current Market Price.  The closing bid price on December 12, 1996, was
      15.6 cents as reported by IDD Information Services and five cents as reported by the National Quotation Bureau. However these prices are not representative of the price a seller could expect to receive, as since September 1, 1996, there was only one trade of 2,500 shares in November.


      Historic Market Price.

      Average quarterly bid price:          1994              $0.076
                                            1995               0.145
                                            first half 1996    0.033
      Average weekly closing bid Sept. 1 to Dec.6, 1996        0.142


      Again, these do not necessarily represent the price a seller could have received due to the small volume of transactions.

      Going Concern Value. For the five years ending 12-31-95, Spectex reported a cumulative net loss of $ 536,000, or an average annual loss of $107,000. If we eliminate 1992, which contained nonrecurring losses and substitute 1990, there is a cumulative five year profit of $ 116,000, or an average annual profit of $ 23,000.


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AMERICAN CAPITAL GROUP

      In the last full year, 1995, there was a $ 148,000 loss, and for the nine months ended 9-30-96, Spectex reported a $ 163,000 loss verses a $ 3,000
      profit in the same 1995 period.   Management expects losses equal to or
      greater than the 1995 level to continue into the foreseeable future. My estimate of the going concern value therefore ranges between zero and eight times the $ 23,000 five year average annual profit described above, or $184,000, or $ 0.04 per share.

      Net Book Value. At 9-30-96, the reported shareholder's equity was calculated at $ 0.86 per share. However this figure is not meaningful as Spectex is unprofitable and is expected to remain unprofitable. Also, if various accounts are adjusted to their realizable or liquidation value the net book value is reduced to the range of a deficit to $ 0.07 per share.

      Liquidation Value. Spectex primarily consists of two operating subsidiaries, the 100% owned J&A Knitting and the 51% owned J&J Farms. If liquidated, Spectex is computed to produce a $ 362,000 deficit. However, if J&A Apparel alone were to liquidate I compute a deficit of $ 417,000,
      and J&J Farms could then be sold as a separate going concern.   J&J Farms
      reported earnings for the five years ending 12-31-95 which fluctuated
      between an $ 80,000 loss and a $ 105,000 profit.   For the twelve months
      ending 9-30-96, I compute J&J's profit at $ 118,000. A sale of J&J might be arranged by Spectex at about twelve times $ 118,000, or $ 1,416,000. Spectex should then realize 51% of this amount or $ 722,000, from which it would have to pay out its deficit on the liquidation of J&A of $ 417,000. This course would yield $ 305,000, or $ 0.07 per share.

      Recent Sale of Block. On February 29, 1996, 1,707,450 shares, or 41.6% of the outstanding shares of Spectex, were sold as a single block at a public auction for $ 158,939, or $0.09 per share, by Michael Oberlander. As a potential controlling block these shares would be expected to sell at a premium to the shares of the public shareholders.

      Based on these valuation techniques I opine that the offer for Spectex shares of $ 0.10 per share to the public shareholders is fair.


      Very truly yours,

      /s/ Alfred L. Simon

      Alfred L. Simon


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AMERICAN CAPITAL GROUP



      Alfred L. Simon has thirty-two years of diverse experience as an investment banker, financial analyst, chief financial officer and Certified Public Accountant which makes him uniquely qualified to opine on the value of Spectex Industries, Inc. shares.

      As an investment banker Mr. Simon determined the value of scores of companies, public and private, for transactions such as initial public offerings, venture capital investments, leveraged buyouts, mergers, acquisitions, expert witness in civil lawsuits and the valuation of a subsidiary of a public company being acquired by the controlling shareholder's brother to determine the fairness of the transaction to the public shareholders. Previously, as a financial analyst and director of research of a brokerage and asset management company, Mr. Simon and his department were charged with determining the value of hundreds of public companies for investment decision making by institutional and public investors. Mr. Simon also gleaned an expert knowledge of the preparation and understanding of financial statements as a chief financial officer and a CPA.

      In addition, Mr. Simon's academic achievements - Harvard MBA, CPA certification and NASD registered Supervisory Analyst - gives him a strong theoretical knowledge of the valuation of companies.
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AMERICAN CAPITAL GROUP

       FORENSIC INVESTMENT BANKING
       expert witness, fairness opinions, valuations, business-reorganization plans



                                 ALFRED L. SIMON
                         Experience and Qualifications

      INVESTMENT BANKING                                        1978-Present

        Initiate and implement mergers and acquisitions, public offerings and private placements. Evaluate and price companies for these transactions and prepare valuation reports and fairness opinions where required. Assist attorneys in securities cases by evaluating transactions, suggesting questions for depositions and preparing affidavits and fairness opinions. Temporary CEO of NYSE securities firm. On Board of Directors of several public companies.
        MANAGING DIRECTOR              American Capital Group
        DIRECTOR PUBLIC OFFERINGS      Gruntal & Co.
        DIRECTOR CORPORATE FINANCE     Mabon, Nugent & Co.
        DIRECTOR CORPORATE FINANCE     Philips, Appel & Walden, Inc.




      WALL STREET RESEARCH                                      1973-1977
        Trained and supervised analysts in the preparation of research reports for institutional investors which evaluated the relative and absolute valuation of companies and industry groups. Analyzed Economic and stock market trends and the value of various classes of securities. Made investment decisions on Investment Policy Committee.
        CO-DIRECTOR RESEARCH        Sanford C. Bernstein & Co.

      CORPORATE FINANCIAL MANAGEMENT                            1966-1972
        CHIEF FINANCIAL OFFICER        Arcata Research Corp.
        ASSISTANT CONTROLLER, ASSISTANT TREASURER  I.O.S. Ltd.

      AUDIT, MANAGEMENT SERVICES                                1962-1965
        CPA Ernst & Whinney


      EDUCATION
        MBA HARVARD GRADUATE SCHOOL OF BUSINESS ADMINISTRATION 1971 Certified Public Accountant
        General Securities Principal Series 24
        Financial and Operations Principal Series 27
        Supervisory Analyst
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AMERICAN CAPITAL GROUP

                                ALFRED L. SIMON
                               MANAGING DIRECTOR
                             AMERICAN CAPITAL GROUP
                              BIOGRAPHICAL OUTLINE


      INVESTMENT BANKING BACKGROUND                              1978 - PRESENT
      REPRESENTATIVE TRANSACTIONS:

      MERGERS AND ACQUISITIONS
      -Restructured $50 million ASE company through a divestiture and acquisition increasing revenues 53% and profits 150%.
      -Merger of two public computer retailing chains.
      -Sale of NYSE chain store company to Canadian firm.
      -Sale of regional franchisee to NYSE restaurant company.
      -Two stage tender offer for ASE firm to acquire OTC manufacturer. -Acquisition by NYSE financial firm of two fast food franchises. -Established ESOP for leveraged buy-out of OTC shoe producer. -Advisor to acquisition search effort of Fortune 200 firm.

      MANAGED PUBLIC OFFERINGS
      -Leasing Company, $19 million secondary after $5 million IPO. -Temporary personnel firm, IPO.
      -Israeli manufacturing company, IPO.
      -Energy firm, first IPO with exchange listing before offering. -Medical technology firm, underwritten rights offering.
      -NYSE financial service firm, $39 million convertible debenture.

      PRIVATE PLACEMENTS/BANK FINANCING
      -Notes and warrants for producer of nuclear protective products. -Negotiated 50% increase in bank line and private equity eliminating need for IPO by telemarketing firm.
      -$50 million debt package for acquisition by jewelry manufacturer. -Subordinated notes and bank loan for leveraged ESOP.
      -Preferred stock for software firm after restructuring debt.

      WALL STREET RESEARCH DIRECTOR                                 1973-1977

      CHIEF FINANCIAL OFFICER; ASST CONTROLLER & TREASURER          1966-1972

      AUDIT SUPERVISOR BIG-EIGHT CPA FIRM                           1962-1965

      AFFILIATIONS
      V.P. Investment Banking                       Gruntal & Co. Inc.
      V.P. Director, Corporate Finance        Philips, Appel & Walden, Inc.
      V.P. Director of Research                  Sanford C. Bernstein & Co.
      V.P. Finance, Control, Administration        Arcata Research Corp.
      Audit Supervisor                               Ernst & Whinney

      EDUCATION
      Harvard Graduate School of Business Administration
      Certified Public Accountant, New York State